GAXOS.AI INC.

101 Eisenhower Pkwy, Suite 300

Roseland, New Jersey 07068

February 4, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Gaxos.ai Inc.
Registration Statement on Form S-1
Filed January 23, 2025
File No. 333-284435

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Gaxos.ai Inc., a Delaware corporation (the “Company”), to the oral comments received on January 29, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s above-captioned Registration Statement on Form S-1 (the “Registration Statement”). This letter is being submitted together with Amendment No. 1 to the Registration Statement, which has been revised to address the Staff’s comments.

The Staff’s oral comments requested that the Company revise the Registration Statement (i) to include executive compensation disclosure for the fiscal year ended December 31, 2024 and (ii) identify whether any selling stockholders are registered broker-dealers or an affiliate of a broker-dealer.

In response to the Staff’s oral comments, Amendment No. 1 to the Registration Statement has been revised to include executive compensation disclosure for the fiscal year ended December 31, 2024. The Company respectfully acknowledges the Staff’s oral comment to identify whether any selling stockholders are registered broker-dealers or an affiliate of a broker dealer and respectfully refers the Staff to footnote (7) to the “Selling Stockholder” table beginning on page 60 of Amendment No. 1 to the Registration Statement, identifying certain selling stockholders as an affiliate of a broker-dealer and stating that (1) the seller purchased the securities in the ordinary course of business; and (2) at the time of purchase of the securities being registered for resale, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Otherwise, based upon information supplied to the Company on behalf of each selling stockholder, no other selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

If you have any questions relating to any of the foregoing, please contact Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3031.

Sincerely,

GAXOS.AI INC.

/s/ Vadim Mats
By:	Vadim Mats
Title:	Chief Executive Officer